Form 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SONIC ENVIRONMENTAL SOLUTIONS INC.

April 18, 2006

The Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2005.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2005. These accounting policies have been applied consistently for the twelve months ended December 31, 2005.

Company Overview

Sonic Environmental Solutions Inc. (“Sonic” or the “Company”) is a technology company listed on the TSX Venture Exchange (SNV-TSXV). The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

Sonic’s business strategy is to develop and commercialize processes that benefit or rely on low frequency sonic energy generated by Sonic’s industrial scale sonic generators, hereinafter referred to as a “Sonoprocess” (a chemical, biological or physical process enhanced or enabled by sonic energy). With this competitive advantage the Company also takes advantage of the commercial synergies of related technologies and operations, to date focused in the environmental sector.

Sonic has developed and patented several Sonoprocess applications, and has taken one of these to a full scale operation. This “PCB Sonoprocess” remediates Polychlorinated Biphenyl (PCB) contaminated soils and wastes. To date the Company has accomplished the following milestones in building the Company’s environmental operations:

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Regulatory Approval – the Company is approved to deploy the PCB Sonoprocess as a mobile treatment system in British Columbia. The Company has also applied for approval in Ontario and other major target markets. The technology was also accepted under the international Environmental Technology Verification program (ETV) which independently accredits new technologies in terms of their performance claims.

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Contaminated Site Demonstration Contract – the Company secured an agreement with Juker Holdings to conduct a full scale demonstration of the PCB Sonoprocess. This contract allowed Sonic to set up on-site to remediate up to 3000 tons of PCB contaminated soil which had been contained on the site.

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Full Scale Plant Operation - the Company engineered and constructed its first full-scale, mobile PCB Sonoprocess facility in 2005 and subsequently deployed it at the Juker Holdings site. The plant was fully field tested, and has operated to remediate the soil to the levels required for safe disposal.

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Related Technology – the Company acquired the Terra-Kleen solvent extraction technology to improve and compliment its PCB Sonoprocess. By separating the extraction stage from the destruction stage, the Company is now able to handle almost any soil type and condition, avoiding much of the pre-treatment sorting, and reducing the material handling issues in the PCB Sonoprocess.

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Operations – the Company established an office in San Diego, USA through the acquisition of Terra-Kleen and now has a 13 year track record of operations with EPA recognition, including a regulatory exemption from the EPA treatment technology regulatory approval process.

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International Operating Partners – the Company works with established operating partners in the environmental sector. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and Collex in Australia and is in discussions with operating partners in other major target markets such as Europe and South America. In Canada the Company is working more directly on opportunities with logistics partners.

The Company’s vision is to establish and continue its role as the Sonoprocess leader. In order to carry out this vision management will:

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Build on the strengths of its primary PCB Sonoprocess and the related Terra-Kleen process by establishing international joint ventures and licensees with established environmental remediation companies. Where possible, this accelerates market access and reduces business development costs.

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Seek and evaluate opportunities for acquisitions, joint ventures or partnerships in the environmental industry to leverage the international networks and relationships which it has established. This is expected to see Sonic expand and diversify direct environmental operations in Canada through niche markets where the Company can gain a technical advantage.

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Prioritize, develop and commercialize additional Sonoprocess applications based on the size of market opportunities and the added value to business units for these markets, with involvement or collaboration of established entities. The Company is investigating the potential of using sonic generator technology in the Alberta oil sands. At this stage there have been no definitive results or agreements but discussions are ongoing. This potential is being investigated by our technical division without detracting from the core team and primary soil remediation division.

Sonic’s Board of Directors will monitor the performance of management against the following criteria:

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Growth of our North American business in the environmental sector as measured by the volume of remediated PCB contaminated soil treated, operating gross margins and total revenue generated from all related business.

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Geographical market expansion of environmental Sonoprocess and other proprietary technologies on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

-	Development of further Sonoprocess business opportunities and strengthening of the Company’s intellectual property assets.

Sonic Environmental Solutions Inc. has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

-	Key experienced additions to meet the operational growth objectives of the Company.

-	Strengthening and expanding the technical and business advisory boards of the Company.

-	Strategic additions to the Board of Directors that directly assist the Company in meeting growth and operational objectives.

2005 Highlights

At the end of the fourth quarter, Sonic acquired 100% of the shares of Terra-Kleen Response Group, Inc., through a merger with a newly incorporated California Sonic subsidiary (Sonic Environmental Solutions Corp.). Through this acquisition the Company gained the exclusive rights to Terra-Kleen’s proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Sonic Environmental Solutions Corp. operates from offices in San Diego, California and takes advantage of Terra-Kleen’s established operating history with the Environmental Protection Agency in the USA. The Terra-Kleen technology is licensed to Mitsubishi Heavy Industries in Japan and to Collex in Australia. Terra-Kleen was privately held by founder Alan Cash who joined the Sonic management team as President of USA Operations.

Terra-Kleen was founded in 1993 and holds patents for a non-thermal solvent extraction process which can be quickly and easily deployed on-site for the treatment of soil contaminated with pesticides, PCB, dioxins, furans and other persistent organic pollutants. Terra-Kleen’s technology is field proven with an excellent track record at USA Superfund sites and successful performance on remediation contracts.

In addition to the business operational benefits to Sonic, this acquisition allows integration of the PCB Sonoprocess and Terra-Kleen’s solvent extraction process. By combining these processes sequentially we take advantage of the passive Terra-Kleen extraction to handle any soil type and debris while retaining the unique ability of the PCB Sonoprocess to non-thermally destroy PCB wastes. The Terra-Kleen acquisition will enable Sonic to address almost any type of contaminated site using the combined technologies. Sonic has obtained regulatory approval for the Terra-Kleen technology in Ontario and expects to also to receive to receive approval in British Columbia. In many locations approval will not be required for the Terra-Kleen technology including the United States which has a specific authorization for the Terra-Kleen Process in the Environmental Protection Agency governing regulations.

The total consideration payable by the Company is as follows:

a)

Upon the closing, US$500,000 was paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882 being the trading price on the issuance date;

b)

On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

c)	Cash payments equal to fifty percent of all revenue generated by the Company’s technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

d)

For a period of three years following the closing date, if and to the extent the “net contribution” of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company’s sole discretion, the remaining seventy percent shall be paid in either cash or shares. ”Net contribution” is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any Sonic overhead expenses assumed and the cash compensation payable under the previous shareholders’ Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

e)	An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

In order to facilitate the Terra-Kleen merger, Sonic issued $1 million in convertible debentures and 500,000 warrants to directors of the Company.

The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, have been recorded as deferred financing costs and will be recognized over the term of the debenture.

In September, the Company was approved for ISO 14001:2004 and OHSAS 18001:1999 certification through the British Standards Institute (BSI), a quality management systems registrar. BSI is the world's leading quality management systems registrar with over 112 'Global Fortune 500' companies having chosen BSI.

ISO 14001 is an international standard that specifies the requirements for an environmental management system as developed by the International Organization for Standardization (ISO). OHSAS 18001 is an assessment specification for Occupational Health and Safety Management Systems (OHSAS). The ISO Certification will assist in gaining international business with major corporations that only deal with approved ISO and OHSAS suppliers and partners.

At the end of the third quarter, the Company closed a private placement issuing 1,100,000 units to subscribers at a price of $2.00 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,200,000. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant.

As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds raised from the private placement and issued to the finders an aggregate of 55,000 warrants to acquire common shares of the Company. These finders’ warrants will be exercisable at the same price and for the same term as the warrants forming part of the units, and will also be subject to a four month hold period from the date of issuance.

During the year, the Company received notification that patents for the Company’s Sonoprocess for the treatment of PCB (Polychlorinated Biphenyl) have been allowed and will issue in Japan and the USA. The patents refer to the Company’s Sonoprocess for the treatment of soils and wastes contaminated with polychlorinated biphenyls. The patent relies on the use of Sonic’s low frequency sonic generator technology to enhance extraction of contaminants and their subsequent chemical destruction.

The Company has also made an application for a USA patent for a Sonoprocess that will recondition waste ash from thermal power plants to be used as a feedstock in products for the construction industry. The Company has previously undertaken preliminary work on ash conditioning under its collaboration agreement with the National Research Council and this application focuses directly on the more immediate value of a substitute product in addition to the waste disposal and GHG (Greenhouse Gas) benefits.

Subsequent to the year end, the Company’s wholly-owned USA Subsidiary renewed its license with Mitsubishi Heavy Industries, Ltd. (MHI) for its Terra-Kleen solvent extraction technology for a further six years. The six year license to MHI is non-exclusive with a revenue-based royalty.

Subsequent to the year end, the Company closed a private placement issuing 2,797,223 units to subscribers at a price of $0.90 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,517,500. Each full warrant is exercisable for a period of two years at a price of $1.20 per share purchase warrant. As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds of the subscription amounts of all placees introduced to the Company by the finder, which amounted to $113,850.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at December 31, 2005. For additional detail, see Note 11 to the financial statement for the twelve months ended December 31, 2005.

At December 31, 2005	Number Outstanding
Common shares	19,839,350
Options to Purchase Common Shares	2,382,000
Warrants to Purchase Common Shares	1,105,000

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and related costs for the periods ended December 31, 2005, December 31, 2004, December 31, 2003 During 2003 the Company’s year end was changed from January 31st to December 31st.

	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenues	$1,114,439	$1,093,387	$87,225
Loss before discontinued operations
and extraordinary items	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Loss for the period	$6,106,741	$2,256,602	$1,178,505
Loss per share and fully diluted	$0.40	$0.17	$0.18
Total assets	$10,303,680	9,906,729	$8,282,676
Total long-term financial liabilities	$1,001,713	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2004 and 2005. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity and the write down of Plant Two, (see Note 4 in the Financial Statements) losses were $6,106,741 (December 2004 - $2,256,602, December 2003 - $1,178,505. The Company received $738,738 upon the exercise of warrants during 2005 and $312,750 with the exercise of options. The change in assets to $10,303,680 (December 2004 - $9,906,729) is attributable to the continued investments in property, plant and equipment of $2,535,323, deferred development costs of $2,544,321 (this includes the acquisition of Terra-Kleen) and patent costs of $46,603. The Company completed a $2.2 million private placement in September 2005. In December 2005, the Company completed the acquisition of Terra-Kleen Response Group, Inc.

Results of Operations

	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
REVENUE	$1,114,439	$1,093,387	$87,225
OPERATING COSTS	$1,924,634	$780,996	$83,895
EXPENSES
Advertising	$144,552	$127,385	$54,925
Amortization of deferred development costs	$54,491	-	-
Amortization	$324,904	$46,322	$12,359
Automobile	$72,807	$62,371	$27,560
Bank charges and interest	$1,709	$3,452	$828
Consulting fees	$2,600	74,382	$115,665

Insurance	$148,278	$118,794	$18,659
Legal and accounting	$217,787	$217,644	$112,574
Office, postage and printing	$127,707	$135,252	$37,549
Rent	$166,625	$69,412	$42,401
Research and development	$38,475	$36,863	-
Salaries and wages	$1,176,411	$653,663	$263,095
Salaries and wages-stock compensation	$915,838	$760,524	$258,663
Shareholder relations	$52,731	$23,718	$47,630
Shareholder relations-stock compensation	$41,190	$100,491	$71,713
Telephone and utilities	$77,990	$50,546	$24,890
Trade shows	$53,037	$60,452	-
Transfer agent, regulatory fees	$22,664	$20,267	$17,108
Travel and promotion	$399,871	$150,044	$121,651
TOTAL EXPENSES	$4,039,667	$2,711,582	$1,227,270
Interest Income (net of expense)	$40,534	$142,589	$45,435
Provision for income tax	($135)	-	-
Write down due to impairment	($1,306,772)	-	-
Foreign exchange gain/(loss)	$9,494	-	-
LOSS FOR THE PERIOD	$6,106,741	$2,256,602	$1,178,505

Revenues and Operating Costs

Sonic’s revenues include revenues that are attributable to the operations of both Sonic and Contech PCB Containment Technology Inc. (“Contech”). Contech’s core business revenues were attributable to the collection, consolidation and disposal of PCB contaminated wastes from transformers, ballasts and capacitors. Sonic’s revenues were attributable to its first commercial contract with Juker Holdings Ltd. This contract allowed the Company to construct and test the first full scale PCB Sonoprocess directly on-site and then proceed with the first full scale field trials.

Revenues from PCB collection and disposal for the twelve months ended December 31, 2005 were $367,142 (2004 – $705,821). Revenue from the Juker site were $747,297 (2004 -$387,566). The December 31, 2005 consolidated financial statements recognize the full estimated loss for the project to completion as required by Canadian GAAP.

Sonic operations in the fourth quarter continued at the Juker Holdings site. The simplicity of the PCB Sonoprocess has been partially compromised by the need for additional centrifuge equipment to remove the build-up of fine organic material in the solvent used for extraction and by significant material handling requirements in the separation of the solvent post-destruction. These factors have delayed the completion of the project beyond Sonic’s original estimate.

Management believes that the adoption of the Terra-Kleen technology will completely eliminate this problem going forward and brings several other advantages without the need to modify our PCB Sonoprocess in any major way. Operations in the fourth quarter were also impacted by severe rain and wind storms which flooded the site.

Sonic’s accounting practices require the inclusion of all project related costs once the facility began operations. It is important to note that the project accounting for this first contract includes revenue concessions to compensate for the inconvenience to our client of the extended time on site for commissioning and marketing, and one-time costs related to aspects such as plant optimization, staff training, establishment of regulatory protocols, systems improvements, and the showcase nature of this project.

Sonic’s total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess technology.

General Expenses

The components of Sonic’s other operating expenses are disclosed below.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its on-going liaison to maintain access to capital as and when required, and also to increase its profile in key market sectors.

Advertising expenses increased in 2005 over 2004 with increased emphasis placed on marketing to prospective clients. Towards the end of the year, Sonic entered into an agreement with Renmark Financial Communications Inc. to assist the Company with a comprehensive investor relations program. The payment terms of this agreement are $5000 per month subject to a 6-month trial agreement.

Sonic has expanded its marketing efforts with the objective of increasing public awareness of Sonic and its technology. Sonic’s objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer.

Amortization

Sonic’s amortization expenses are attributable to amortization of its computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment and deferred development costs.

The Company moved its location during 2004 and hired additional personnel, which results in the amortization of additional furniture and computer workstations. During the year, Sonic began amortization of the deferred development costs and the PCB Sonoprocess Facility.

Automobile

Sonic’s automobile expenses include expenses associated with vehicles leased by the company and related automobile expenses.

Sonic has entered into five vehicle leases. Automobile expenses include costs for lease payments, insurance and maintenance. Costs increased in 2005 compared to the 2004 as the Company entered into an additional vehicle lease during 2004.

Consulting Fees

Sonic’s consulting fees include consulting fees paid to outside parties for various services, including project management and regulatory approval services. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic’s technology.

Insurance

Sonic’s insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

The increase of costs reflects that Sonic now has additional office furniture and equipment and additional plant and equipment associated with its Demonstration and Commercial Facilities.

Legal and Accounting Costs

Legal and accounting costs include legal and accounting professional fees incurred in connection with Sonic’s status as a publicly traded company. Legal fees attributable to regulatory approval services are also included.

Sonic’s legal and accounting costs have generally increased due to its increased corporate acquisition, financing activity as well as of the complexity of Sonic’s financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Sonic anticipates that its legal and accounting costs will remain at this level as Sonic is now a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.

Office, Postage and Printing

Sonic’s office, postage and printing costs generally include office, postage and printing costs associated with Sonic’s leased premises, training seminars and recruiting. The office costs include general office supplies, computer maintenance and supplies, stationery and printing.

Rent

Sonic’s rent includes rent payable in connection with its head office in Vancouver, British Columbia and Contech’s facility in Richmond, British Columbia.

Rent continued to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005. Sonic received a tenant improvement allowance at the new premises. This allowance has been set up as a liability, long-term with the current portion shown separate, to be amortized as a reduction to the rent expense over the five-year life of the lease.

Research and Development

Sonic’s research and development expenses include rent at Sonic’s research facility at the BC Research Complex, University of British Columbia, Vancouver, British Columbia and the demonstration facility in Richmond, British Columbia. R&D expenses also include the associated supplies at these facilities and development of future projects. R&D activities relate to proof of concept of new Sonoprocess applications and treatability studies for the PCB Sonoprocess.

Salaries and Wages

Sonic’s salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

The increase in salaries and wages over 2004 is attributable to the additional employees hired by the Company in 2005. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic’s shareholders.

Sonic’s shareholder relations expenses include the annual report and subsequent annual general meeting. Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic’s telephone and utility expenses include telephone and utility expenses associated with Sonic’s office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic’s personnel.

Sonic’s telephone and utility expenses have increased in each period consistent with the expansion of Sonic’s operations.

Trade Shows

Sonic’s trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocess technology.

Transfer Agent, Regulatory Fees

Sonic’s transfer agent and regulatory fees include fees payable to Sonic’s transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada. In the fourth quarter, an adjustment was made correcting the classification of a regulatory fee to the issuance cost related to the September Private Placement.

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic’s pursuit of marketing of its Sonoprocess technology.

The increase in travel and promotion is due to the increase in the number of Sonic’s executives. These expenses included both domestic and international travel for the review of potential business opportunities and investor relations.

Interest Income

Sonic’s interest income is attributable to interest earned on Sonic’s liquid investments, including cash and cash equivalents less interest expense.

The decrease in interest income is attributable to lower cash balances than for the comparable period in 2004 and the additional interest expense associated with increased debts from the acquisition of Terra-Kleen. The proceeds of previous private placement financings are presently held in cash pending expenditure of these amounts by Sonic on the construction of its Sonoprocess plants and the implementation of its plan of operations.

Net Loss

Sonic’s net loss has increased in each period as Sonic’s expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. In addition Sonic wrote down Plant Two by $1,306,772 which also attributed to the increase in the loss during the current year.

CHANGE IN ACCOUNTING POLICIES

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("VIEs"), issued by the Canadian Institute of Chartered Accountants. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The adoption of this standard does not have an impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

RELATED PARTY TRANSACITIONS

Deferred development costs include salaries of $Nil (2004 - $104,999) that were paid to a director and officer.

During the current period, salaries of $432,500 (2004 - $232,200); (2003 - $207,163) were paid or accrued to directors and officers.

At the end of the year $19,637 (2004 - $25,754) was owing to directors, officers and related entities. These amounts are non-interest bearing and have no specific terms of repayments and were incurred in the normal course of operations.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company.

	Total	Loss for the	Loss per
	revenues	period	share -
	(including		basic and
	interest)		diluted
December 31, 2005	$222,167	$2,636,353	$0.17
September 30, 2005	$299,827	$1,446,146	$0.08
June 30, 2005	$325,199	$1,183,456	$0.07
March 31, 2005	$307,780	$840,786	$0.05
December 31, 2004	$774,836	$590,153	$0.03
September 30, 2004	$285,523	$674,403	$0.04
June 30, 2004	$69,384	$570,929	$0.04
March 31, 2004	$106,233	$421,117	$0.03

Since the Company completed its acquisition of SESI Systems Inc. in December 2002 it has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company’s policy of recording stock-based compensation expense has contributed to the increase in losses.

Liquidity and Capital Resources

Working Capital

Sonic had a working capital balance of $1,216,933 at December 31, 2005, compared with $5,783,586 at December 31, 2004.

Cash and Cash Equivalents

Sonic had cash of $1,952,988 at December 31, 2005 compared to cash of $5,861,773 at December 31, 2004. The liquid portion of the working capital consists of cash. The management of this cash is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic’s operating activities continues to increase as Sonic expands its operations to a fully commercialized operating company. Cash used in Sonic’s operating activities increased to $3,368,311 for the year ended December 31, 2005 compared to $1,632,463 for the previous year.

Cash Used in Investing Activities

During the year, Sonic used $3,115,772 of cash in investing activities compared to $2,026,687 in 2004. Cash used in investing activities included $1,651,383 for the acquisition of Terra-Kleen, $2,830,674 for property, plant and equipment, $165,708 of additional deferred development costs, and $51.835 of patent maintenance costs.

Cash Generated by Financing Activities

For the year ended December 31, 2005, Sonic generated $2,575,298 from financing activities. This consisted of the issuance of shares and the issuance of convertible debentures for cash.

During the year, Sonic issued 1,100,000 units for cash proceeds of $2,200,000, less issuance costs of $139,399 pursuant to a private placement. Each unit consisted of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. As part of the private placement, the Company paid a finder’s fee equal to 5% of the gross proceeds raised and issued to the finders’ 55,000 warrants to acquire common shares of the Company.

During the year, Sonic issued 1,000 units of convertible debentures for cash proceeds of $1,000,000. The debentures have a 24 month term and bear interest at a rate of 12% per annum paid quarterly in arrears. Debenture holders are entitled to convert their debentures into common shares of the Company at a price of $2.00 per share during the first 12 months and at a price $2.20 per share thereafter. Additionally, the debentures contain a mandatory conversion feature whereby the debentures will be automatically converted into common shares if Sonic’s closing share price on the TSX Venture Exchange averages $3.00 or more over 20 consecutive trading days in the first 12 months or $3.30 thereafter. The debentures are held by related parties.

Other financing activities included the exercising of previously outstanding warrants and options. 376,660 warrants were exercised for cash proceeds of $738,738. 520,500 options were exercised for cash proceeds of $312,750.

During the year, the Company granted 375,000 stock options exercisable at varying prices dependant on the close at the time of issue and with an expiry dates ranging from August 9, 2007 to June 21, 2010.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At the year ended December 31, 2005, Sonic had 2,382,000 stock options and 1,105,000 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.89 per share. The outstanding warrants have a weighted average exercise price of $2.41 per share. Accordingly, as at December 31, 2005, the outstanding options and warrants represented a total of 3,487,000 shares issuable for a maximum of $5,921,077 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

Amount

2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

Certain management employment contracts have been entered into. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400

No other material commitments have been made to date.

Outlook

In 2006 the Company will expand operations to Ontario and Quebec in order to address remediation opportunities. The Company plans to have operating remediation facilities available for on-site remediation projects and at a regional receiving facility for smaller sites which cannot support on-site treatment.

The Company expects to substantially complete operations at the Juker Holdings site with respect to its existing PCB Sonoprocess facility. The Company plans to retain some of the contaminated soil to conduct a limited operation with the Terra-Kleen process in order that the Company’s technical staff can become familiar with the process

The Company has now successfully proven the viability of its core sonic generator technology in a full scale PCB Sonoprocess. This positions the Company to attract partners for other Sonoprocess applications in industrial sectors. Industrial process opportunities require development partners as they typically involve extensive infrastructure and new technology must involve little or no technical risk to be considered. In 2006 the Company will now begin to allocate resources to potential applications that the Company has identified, and will prioritize these efforts according to the ability of the Company to attract an industry development partner.

Subsequent to the year end the Company made senior management changes in order to better accomplish our objectives for 2006. Mr. Claudio Arato joined the Company as Engineering Manager to oversee all future operating facilities and he replaces Mr. Wes Young who was responsible for the design and construction of our first PCB Sonoprocess plant. With the addition of the established Terra-Kleen technology the Company expects to reduce engineering expenditures and improve implementation times.

The Company has also made significant changes to improve sales and marketing. Mr. Matt Wilson, formerly VP Business Development is no longer with the Company. Mr. Alan Cash, in addition to his role as President of our USA operations, will be focusing on sales and marketing opportunities in North America and the Company will be adding environmental business and operations experience in Ontario.

The operations of the Company will remain focused on commercialization of environmental technologies. New business development will be limited to environmental opportunities with direct synergies to our existing operations. The Company will focus its technology development efforts on new Sonoprocess opportunities.

Over the next year Sonic will continue to focus on three key objectives:

-	Growth of environmental operations in North America through operating partnerships.

-	New International license or joint venture earnings from environmental technologies.

-	Technical and business development of new Sonoprocess opportunities in other process industries.

Business Risks

The risks associated with Sonic's business include:

Market Risk - Sonic’s business plan contemplates that Sonic meet revenue projections by entering into agreements to remediate PCB contaminated soil using its proprietary technologies. The ability of the Company to capture a share of this market and the size of the available market constitute a risk, however, the Company employs experienced personnel for business development and marketing.

Technical Risk - Sonic’s transportable PCB Sonoprocess facilities have been proven to remediate commercial volumes of PCB contaminated soil at the rates projected and designed and any associated issues have related to material handling. With the reduced volume of material to be handled in conjunction with the Terra-Kleen technology little technical risk is foreseen, however, Sonic has experience of only one full scale project and further technical issues cannot be ruled out.

Financial Risk - If the costs of construction of Sonic’s soil treatment facilities are substantially higher than anticipated, Sonic will have less capital with which to pursue its plan of operations. If the costs of operating Sonic’s Sonoprocess plants are higher than anticipated, then Sonic’s operating costs will be increased and its profitability reduced. If the market competitive pricing scenario should change significantly due to predatory pricing practices Sonic would not be able to attain the margins projected.

Insurance Risk - Sonic may be subject to liability for environmental damage in the course of carrying out PCB soil remediation activities. Sonic also faces potential liability in the event that its employees are exposed to contaminated materials. However, the Company has implemented a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks.

Regulatory Risk - Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs. Sonic has applied for approval for its sonoprocess in Ontario, but has not yet received this approval. Sonic will need to obtain this approval to conduct operations and will need similar approvals in other jurisdictions.

Management Risk - Sonic’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic’s directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

FORWARD LOOKING STATEMENTS

Certain statements made herein, other than statements of historical fact relating to the Sonic, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, participation in projects and financing, the expected timing and success for receipt of licensing for use of the Sonoprocess in Ontario and other jurisdictions, the ability of the Terra-Kleen process to address limitations imposed on the PCB Sonoprocess operations by the build up of fine organic material, the timing for completion of the Juker Project and the timing and scope of future soil remediation contracts and other statements that are not historical facts. When used in this MD&A, the words such as , “could”, “plan”, “estimate”, “expect", “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking statements.